Mail Stop 4561

June 16, 2009

Robert N. Brisco
Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd.
El Segundo, CA 90245

Re: **Internet Brands, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed March 6, 2009
        File No. 001-33797

Dear Mr. Brisco:

        We have reviewed your response letter dated May 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 1, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statements of Operations, page 48

1. Please explain why the basic earnings per share for the Class A and B would be different as illustrated in your response to prior comment No. 5. If these two classes equally participate in earnings, their respective earnings per share should be the same. Please advise.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 57

2. We note from your response to prior comment No. 7 that you do not typically employ the market capitalization approach in assessing goodwill impairment. We further note from your response that there is no material difference between the fair value of the reporting units and your market capitalization. It appears that there is a difference between your net assets and market capitalization. Describe how you account for this difference and how you concluded that the difference is not material. Please provide this analysis to us. Tell us how your goodwill impairment analysis considered the recent industry-wide downturn in the automotive sector. Provide us with your two step measurement analysis of goodwill impairment.

Intangible Assets, page 58

3. Your response to prior comment No. 8 indicates that you believe the amortization of the customer relationship intangible assets is not a direct expense associated with the sale of advertising or the licensing of software and data and technology tools. Please explain in greater detail why you believe the nature of these costs does not have a direct relationship with your revenue generating activities. Please provide a separate analysis for each acquired intangible asset.

Certifications

4. We note your response to prior comment No.14 and the revised certifications provided as Exhibit 10 to your response letter dated May 15, 2009. As previously requested, please amend your Form 10-K to include the revised certifications. If you are filing the amendment to your Form 10-K solely to file the revised certifications, the amendment may be abbreviated and consist of only a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3730.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief